SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act Of 1934

                                 Amendment No. 2

                                ---------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                       (Name of Subject Company (Issuer))

                                ---------------

                              CARE ASSOCIATES, LLC
                                (Name of Offeror)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    210026100
                      (CUSIP Number of Class of Securities)

                                ---------------

                              Stanley W. Hildebrand
                       Life Care Centers of America, Inc.
                              3570 Keith Street, NW
                               Cleveland, TN 37312
                            Telephone: (423) 473-5865
                            Facsimile: (423) 339-8339
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                ---------------

                                    Copy to:
                              Tonya Mitchem Grindon
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         211 Commerce Street, Suite 1000
                               Nashville, TN 37201
                            Telephone: (615) 726-5607
                            Facsimile: (615) 744-5607


                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------                   -----------------------------
          $6,840,000                                         $805.07

* Estimated for the purposes of calculating the amount of the registration fee pursuant to Rule-0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $456 (i.e., the tender offer Price) and (ii) 15,000, the estimated number of Units of limited partner interest to be acquired in this tender offer.


** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .01177%.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $805.07               Filing Party: Care Associates, LLC
Form or Registration No.:  Schedule TO        Date Filed: May 26, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Commission on May 26, 2005 as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on June 17, 2005 (the "Schedule TO") by Care Associates, LLC (the "Company"), relating to the tender offer (the "Offer") by the Company to purchase up to 15,000 Units of limited partner interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership"), the subject company, at a purchase price equal to $456 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2005 and June 23, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and the related Letter of Transmittal, which are dated and were filed with the Commission on May 26, 2005 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Company's original Schedule TO dated May 26, 2005 (the "Schedule TO").

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the items in the Schedule TO and applicable terms and exhibits set forth in the Schedule TO, except that such information is hereby amended supplemented to the extent specifically provided herein.

Items 1, 4 and Item 11.

         The Offer to Purchase is amended as follows:

     (1) The following sentence is added to the third paragraph of the cover page of the Offer to Purchase:

                   "WE HAVE WAIVED THE MINIMUM CONDITION TO OUR OFFER THAT 51% OF THE TOTAL NUMBER OF UNITS OUTSTANDING BE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. "

     (2) The following sentence is added to the second bullet point on page 2 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (3) The following sentence is added to the first paragraph on page 2 of the Offer to Purchase:

                   "WE HAVE WAIVED THE MINIMUM CONDITION TO OUR OFFER THAT 51% OF THE TOTAL NUMBER OF UNITS OUTSTANDING BE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. "

     (4) The following sentence is added to the first paragraph on page 5 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (5) The following sentence is added to the third paragraph on page 5 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (6) The following sentence is added to the seventh paragraph on page 5 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (7) The following sentence is added to the third paragraph on page 6 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (8) The following sentence is added to the first paragraph on page 8 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (9) The following sentence is added to the fourth bullet point on page 8 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (10) The following sentence is added to the second paragraph on page 9 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (11) The following sentence is added to the second paragraph on page 10 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (12) The following sentence is added to the third paragraph on page 10 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (13) The following sentence is added to the third paragraph of page 15 of the Offer to Purchase:

                   "WE HAVE WAIVED THE MINIMUM CONDITION TO OUR OFFER THAT 51% OF THE TOTAL NUMBER OF UNITS OUTSTANDING BE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. "

     (14) The following sentence is added to the last paragraph on page 15 of the Offer to Purchase:

                  "We have waived the Minimum Condition to our Offer."

     (15) The following sentence is added to the Section 12 on page 17 of the Offer to Purchase:

                   "WE HAVE WAIVED THE MINIMUM CONDITION TO OUR OFFER THAT 51% OF THE TOTAL NUMBER OF UNITS OUTSTANDING BE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. "

Item 12.  Exhibits

         (a)(5)(C) Press Release, dated June 22, 2005

         (a)(5)(D) Letter to Unit Holders from Chief Manager of Care Associates, dated June 22, 2005

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Care Associates, LLC

                                  By: /s/ Forrest Preston
                                     -------------------------------------------
                                  Name and Title: Forrest Preston, Chief Manager
                                  Date:  June 22, 2005

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------

(a)(1)(A) Offer to Purchase dated May 26, 2005*

(a)(1)(B) Letter of Transmittal*

(a)(1)(C) Notice of Withdrawal from the MacKenzie Offer*

(a)(5)(A) Press Release, dated May 25, 2005**

(a)(5)(B) Letter to Unit Holders from Chief Manager of Care Associates, LLC, dated May 26, 2005*

(a)(5)(C) Press Release, dated June 22, 2005

(a)(5)(D) Letter to Unit Holders from Chief Manager of Care Associates, dated June 22, 2005





*Previously filed on Schedule TO-I on May 26, 2005

**Previously filed on Schedule TO-C on May 25, 2005